EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2016	Years Ended December 31,
(Dollars in millions)		2015	2014	2013	2012	2011
Earnings:
Net income	$51	$214	$353	$446	$339	$397
Income tax provision (benefit)	6	38	(35)	(96)	(51)	(48)
Interest expense including interest expense to affiliates	82	360	502	597	749	707

Total earnings	$139	$612	$820	$947	$1,037	$1,056

Fixed charges — Interest expense including interest expense to affiliates	$82	$360	$502	$597	$749	$707

Ratio of earnings to fixed charges	1.70	1.70	1.63	1.59	1.38	1.49

Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes as Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income and Retained Earnings.